UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. COLE FINANCIAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 ANCHOR PLAZA PARKWAY SUITE #450
(No. and Street)

TAMPA	FL	33634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY HAIGHT 813-337-0516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEJOY, KNAUF & BLOOD LLP
(Name – *if individual, state last, first, middle name*)

280 EAST BROAD STREET STE #300	ROCHESTER	NY	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. WOOD , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
J.W. COLE FINANCIAL, INC , as
of DECEMBER 31, , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

SHEREE MORRISON
Notary Public - State of Florida
Commission # HH 073857
My Comm. Expires Dec 20, 2024
Bonded through National Notary Assn.

Sheree Morrison
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2020

J.W. COLE FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



DeJoy, Knauf
& Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
  J.W. Cole Financial, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by J.W. Cole Financial, Inc. and the SIPC, solely to assist you and SIPC in evaluating J.W. Cole Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. J.W. Cole Financial, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting the Annual Audited Report Form X-17A-5 reported Total Revenue of $49,488,027 for the year ended December 31, 2020 and Total Revenue reported in Form SIPC-7 was $51,976,110 for the year ended December 31, 2020;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting differences consistent with amounts reported in item 2 above;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on J.W. Cole Financial, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of J.W. Cole Financial, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

March 19, 2021.

DEJOY. KNAUF
& BLOOD LLP
Business Advisors & CPAs



DeJoy, Knauf
& Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.W. Cole Financial, Inc.'s management. Our responsibility is to express an opinion on J.W. Cole Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Cole Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I, II and III listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of J.W. Cole Financial, Inc.'s financial statements. The supplemental information is the responsibility of J.W. Cole Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as J.W. Cole Financial, Inc.'s auditor since 2020.

March 19, 2021.



J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS

Cash and cash equivalents	$	5,014,802
Deposits with clearing organizations		75,000
Receivable from broker-dealers and clearing organizations		542,496
Notes receivable		665,246
Prepaid expenses and other assets		5,307
Property and equipment, net		232,686
Right of use assets		1,655,790
Deposits		44,023
TOTAL ASSETS	$	8,235,350

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	417,885
Retirement plan payable		293,807
Commissions payable		1,146,326
Lease liabilities		1,819,140
Note payable		35,262
SBA loan		731,947
Total Liabilities		4,444,367

STOCKHOLDER'S EQUITY

Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding	1,000
Additional paid-in capital	76,500
Retained earnings	3,713,483
Total Stockholder's Equity	3,790,983
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,235,350

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Commissions	$	27,001,998
Trails		20,186,252
Asset-based revenue		1,086,747
Other		1,102,020
Interest and dividends		111,010
TOTAL REVENUE		49,488,027
OPERATING EXPENSES		
Commissions expense		38,718,357
Salaries and wages		6,725,623
General and administrative		2,331,492
Clearing expenses		747,362
Computer support and technology		474,691
Professional fees		177,144
Lease expense		354,953
Licenses, taxes, and fees		80,311
Depreciation and amortization		73,137
Insurance		64,098
TOTAL OPERATING EXPENSES		49,747,168
NET LOSS	$	(259,141)

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL		RETAINED EARNINGS		TOTAL	
BALANCE, JANUARY 1, 2020	$	1,000	$	76,500	$	5,795,089	$	5,872,589
Distributions		-		-		(1,822,465)		(1,822,465)
Net Loss		-		-		(259,141)		(259,141)
BALANCE, DECEMBER 31, 2020	$	1,000	$	76,500	$	3,713,483	$	3,790,983

The accompanying notes are an integral part
of these financial statements.

5

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(259,141)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		73,137
Forgiveness of notes receivable		90,200
Amortization of right of use assets		331,535
Change in assets and liabilities:		
Receivable from broker-dealers and clearing organizations		367,280
Prepaid expenses and other assets		(5,307)
Accrued expenses		302,849
Retirement plan payable		64,292
Commissions payable		(432,558)
Lease liabilities		(318,248)
Deferred revenue		(31,268)
Total adjustments		441,912
Net cash provided by operating activities		182,771
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment		(33,620)
Issuance of notes receivable		(430,742)
Collections of notes receivable		120,797
Net cash used in investing activities		(343,565)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable		(9,345)
Borrowing on SBA loan		731,947
Distributions		(1,822,465)
Net cash used in financing activities		(1,099,863)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,260,657)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		6,275,459
CASH AND CASH EQUIVALENTS, END OF YEAR	$	5,014,802
SUPPLEMENTAL DISCLOSURE		
Interest paid during the year	$	1,475

The accompanying notes are an integral part
of these financial statements.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

J. W. Cole Financial, Inc. (the "Company" or "JWC") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority. Its customers are located throughout the United States and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

Cash and Cash Equivalents

The Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Deposit with Clearing Broker

The clearing broker requires the Company to maintain a $75,000 deposit to secure customers' accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized following a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and recognize the revenue when (or as) the Company satisfies the performance obligation.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals, and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncement

Effective January 1, 2020, the Company adopted the Financial Accounting Standards Board Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses*. ASU 2016-13 requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective approach and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trails, mutual fund trails, and asset-based revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions Revenue

The Company trades securities or purchases various types of investment products on behalf of its customers and reported commissions primarily represent gross commissions generated by independent representatives. Each time a customer enters a buy or sell transaction, the Company receives a commission. Commissions related to clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership and control and are transferred to/from the customer. The levels of commissions vary from period to period based on the overall economic environment, number of trading days in the reporting period, and the investment activity of the independent representatives' clients.

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Trails Revenue

Trailing revenues are commissions that are paid overtime, are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets. Trail revenues are primarily earned on variable annuities and mutual funds held by clients of the independent representatives. Such revenues are received monthly or quarterly and are recognized in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's core cash sweep programs and no transaction fee mutual fund revenue sharing program. Core cash sweep consist of fees from money market sweep funds, FDIC insured cash sweep vehicles, and other revenue sharing amounts. Cash sweep fees are generated based on clients' cash sweep accounts. Uninvested cash balances are held in various cash accounts or money market funds for which the Company receives fees from the custodian based on the account type and balance held in the position. No transaction fee revenue sharing payout is calculated by the custodian based on the average daily balance of the assets of the participating fund positions and paid monthly at an annualized rate in accordance with the agreement with the custodian.

Disaggregation of Revenue

Commissions revenue:		
Variable annuities	$	16,666,716
Brokerage		7,503,114
Mutual funds		2,832,168
Total commission revenue	$	27,001,998
Trails revenue:		
Mutual fund trails	$	6,622,091
Variable annuity trails		13,564,161
Total trails revenue	$	20,186,252
Asset-based revenue:		
Core sweep fees	$	993,179
Revenue share and other programs		93,568
Total asset-based revenue	$	1,086,747

NOTE C – NOTES RECEIVABLE

Notes receivable consist of advances to financial advisors of a related party under written note agreements. Under the terms of the notes, outstanding balances are repaid either by periodic principal payments or by forgiveness, which is recorded as commissions expense in the accompanying statement of income, over a designated time period. Notes bear interest at rates ranging from 1.50% to 6.00%. These notes are secured by any outstanding commissions or compensation due from JWC to the borrowers.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE E – LEGAL MATTERS

From time to time, the Company is involved in litigation arising out of the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

NOTE F – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit-sharing plan for all eligible employees at least 21 years of age with at least one year of employment. Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees' first 3% of compensation and a 50% match of the employees' next 2% of compensation. The Company's matching contribution to the 401(k) plan was $135,754 for the year ended December 31, 2020. The profit-sharing plan also allows the Company to make discretionary contributions which were $272,908 for year ended December 31, 2020. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

NOTE G – LEASE COMMITMENTS

The Company leases office space in Tampa, FL and Carlsbad, CA through non-cancelable operating leases, expiring at various times through April 2026, the Company also has operating leases of automobiles, expiring at various times in 2021. The Company classified these leases as operating leases. The Company's leases do not include restrictive financial or other covenants. Payments due under the lease contracts included fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred.

The components related to leases as of December 31, 2020 are as follows:

Operating lease cost	$ 419,051
Variable lease cost	39,265
Total lease cost	458,316
Less: reimbursement from related party	(155,750)
Total lease cost, net	$ 302,566

NOTE G – LEASE COMMITMENTS (continued)

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $ 405,764

Weighted average remaining lease term:
Operating leases   4.3 years

Weighted average discount rate:
Operating leases   4.39%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 as follows:

Year ending December 31,	
2021	$ 409,543
2022	364,822
2023	367,365
2024	378,409
2025	389,743
Thereafter	133,156
Total undiscounted lease payments	2,043,038
Less: imputed interest	(223,898)
Total lease liabilities	$1,819,140

NOTE H – NOTE PAYABLE AND SBA LOAN

The Company has a note payable to a bank that is payable in equal monthly installments of $1,100 including interest at 4.39%. The note is secured by a vehicle and is scheduled to mature in October 2023. During the year ended December 31, 2020, the Company borrowed funds under the Paycheck Protection Program (the "PPP"). The PPP note is secured by the unconditional guarantee of the U.S. Small Business Administration ("SBA"). The PPP note provides for potential forgiveness of the debt, up to the total principal plus accrued interest, based on eligible uses of the PPP note proceeds during the 8 or 24 week period after the proceeds were received. Principal and interest payments are deferred until the SBA remits the loan forgiveness amount to the Bank or until ten months after the end of the 8 or 24 week period. Any amounts that are not forgiven must be repaid prior to maturity in April 2022. Estimated forgivable principal amounts are not yet determinable as of the date that the financial statements were available to be issued. As of December 31, 2020, management estimates outstanding borrowings of $731,947 will qualify for full forgiveness and it does not intend to make payments during the year ended December 31, 2021. The following is a schedule of future payments for note payable and SBA loan as of December 31, 2020:

Year ending December 31,	
2021	$ 11,918
2022	744,399
2023	10,892
Total	$767,209

NOTE I – RELATED PARTY TRANSACTIONS

During the year, JWC allocated a portion of its lease expense for its office space, payroll costs of some of its employees, and a portion of computer expenses to a company, which is wholly owned by one of JWC's employees, for a total of $1,651,086. There were no outstanding amounts due as of December 31, 2020.

NOTE J – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions. The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate daily, On December 31, 2020, the Company exceeded all net capital requirements by $3,341,340.

NOTE K – SUBSEQUENT EVENT

The Company has performed an evaluation of subsequent events through March 19, 2021, which is the date the financial statements were available for issue. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

The COVID-19 pandemic has created disruptions throughout the world and increased overall market volatility. Through the date the financial statements were issued, the Company has not identified any operational risks nor any potential material economic impact. The Company's business continuity plan was implemented in March 2020 to mitigate the risk of spreading the virus and all services and capabilities are fully operational. The Company has not experience any material change in volume.

J.W. COLE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND AGGREGATE INDEBTEDNESS
SCHEDULE I
DECEMBER 31, 2020

Net capital:	
Total stockholder's equity	$ 3,790,983
Add:	
SBA loan	731,947
Deductions:	
Notes receivable	(665,246)
Prepaid expenses and other assets	(5,307)
Property and equipment, net	(232,686)
Deposits	(44,023)
Haircuts on securities	(97,151)
	(312,466)
Net Capital	$ 3,478,517
Aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 4,444,367
Less: SBA loan	(731,947)
Less: lease liabilities to extent of the ROU assets	(1,655,790)
Total aggregate indebtedness	$ 2,056,630
Ratio of aggregate indebtedness to net capital	0.59 to 1
Computation of basic net capital requirement:	
Minimum net capital requirement: the greater of $100,000 or 6 2/3% of aggregated indebtedness	$ 137,177
Excess net capital	$ 3,341,340

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net capital under Rule 15c3-1 and aggregate indebtedness set forth above and the amounts reported in the Company's unaudited Focus Report, Part IIA of Form X-17A-5 as of December 31, 2020.

See the report of Independent Registered Public Accounting Firm.

J.W. COLE FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3
SCHEDULE II
DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii) of Rule 15c3-3.

J.W. COLE FINANCIAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3
SCHEDULE III
DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii) of Rule 15c3-3.



DeJoy, Knauf
& Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.W. Cole Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.W. Cole Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) J.W. Cole Financial, Inc. stated that J.W. Cole Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. J.W. Cole Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.W. Cole Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf + Blood, LLP

March 19, 2021.



Exemption Report
For Year Ended December 31, 2020

J.W. Cole Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:
1. The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)throughout the period from January 1, 2020 to December 31, 2020 except as described below.

During the period from January 1, 2020 to December 31, 2020, the Company identified 12 instances in which customer checks were received by our branch offices and failed to promptly transmit to the home office or clearing broker by noon the next business day after receipt as specified by 17 C.F.R. § 240.15c3-3(k)(2)(ii). Of these 12 instances, five (41.67%) occurred in Q1 2020, three (25%) occurred in Q2 2020, three (25%) occurred in Q3 2020, and one (8.33%) occurred in Q4 2020.

The Company does not carry customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

I, Robert J. Wood, affirm that, to the best of my knowledge and believe, this Exemption Report is true and accurate.

J.W. Cole Financial, Inc.

Robert J. Wood
President

4301 ANCHOR PLAZA PARKWAY | SUITE 450 | TAMPA, FLORIDA 33634
5937 DARWIN COURT | SUITE 102 | CARLSBAD, CALIFORNIA 92008
(813) 935-6776 | 1 (866) 592-6531 | FAX (813) 935-6775

Securities offered through J.W. Cole Financial, Inc.
MEMBER FINRA/SIPC
Advisory Services offered through J.W. Cole Advisors, Inc.